EXHIBIT (a)(1)(v)

MULTIMEDIA GAMES, INC.

Offer to Purchase for Cash

Up to $25,000,000 in Value of its Common Stock

at a Purchase Price not greater than $13.50

nor less than $12.25 per share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 10, 2007,

UNLESS THE TENDER OFFER IS EXTENDED.

To Our Shareholders:

Multimedia Games, Inc. recently announced its plans to conduct a modified “Dutch Auction” tender offer in which it would purchase for cash up to $25,000,000 in value of its common stock at a price not greater than $13.50 nor less than $12.25 per share. Multimedia has appointed us to act as Dealer Manager. Enclosed for your consideration are the Offer to Purchase dated June 8, 2007 and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the tender offer. The description of the tender offer in this letter is only a summary and is qualified by all of the terms and conditions of the tender offer set forth in the Offer to Purchase and Letter of Transmittal.

Multimedia will determine a single per share price that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. Multimedia will select the lowest purchase price that will allow it to purchase up to $25,000,000 in value, or such amount of shares as are properly tendered and not properly withdrawn, at prices not greater than $13.50 nor less than $12.25 per share. All shares properly tendered at or below the purchase price and not properly withdrawn will be purchased at the purchase price selected by Multimedia, subject to proration provisions. All shares acquired in the tender offer will be acquired at the same purchase price. Multimedia reserves the right, in its sole discretion, to purchase more than $25,000,000 in value of shares in the tender offer, subject to applicable law. Shares tendered at prices greater than the purchase price and shares not purchased because of proration provisions will be returned to the tendering shareholders at Multimedia’s expense. See Section 1 and Section 3 of the Offer to Purchase. All shares tendered and purchased will include the associated preferred share purchase rights issued pursuant to a Rights Agreement dated as of October 12, 1998 by and between Multimedia and Corporate Stock Transfer, as Rights Agent, and, unless the context otherwise requires, all references to shares include the associated preferred share purchase rights.

If the number of shares properly tendered is less than or equal to $25,000,000 in value of shares (or such greater amount as Multimedia may elect to purchase, subject to applicable law), Multimedia will, on the terms and subject to the conditions of the tender offer, purchase at the purchase price selected by Multimedia all shares so tendered.

If at the expiration of the tender offer more than $25,000,000 in value of shares (or any such greater amount as Multimedia may elect to pay, subject to applicable law) are properly tendered at or below the purchase price selected by Multimedia, Multimedia will buy shares first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by Multimedia and do not properly withdraw them before the Expiration Time; second, after purchasing the shares from the “odd lot” holders, from all other shareholders who properly tender shares at or below the purchase price selected by Multimedia (including shareholders who tendered subject to the condition that a specified minimum number of shares be purchased as described in Section 6 of the Offer to Purchase and whose condition was satisfied), on a pro rata basis; and third, only if necessary to permit Multimedia to purchase up to $25,000,000 in value of shares (or such greater amount as Multimedia may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. See Section 1 and Section 6 of the Offer to Purchase.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7 of the offer to purchase.

Multimedia’s current directors and executive officers have advised Multimedia that they do not intend to tender any of their shares in the tender offer. See Section 11 of the Offer to Purchase.

Please note the following:

1. You may tender your shares at prices not greater than $13.50 nor less than $12.25 per share, as indicated in the attached Letter of Transmittal, net to you in cash, without interest.

2. You should consult with your broker or other financial or tax advisor of the possibility of designating the priority in which your shares will be purchased in the event of proration.

3. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other considerations set forth in the Offer to Purchase. See Section 7 of the Offer to Purchase.

4. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, July 10, 2007, unless Multimedia extends the tender offer.

5. The tender offer is for up to $25,000,000 in value of shares. At a minimum purchase price of $12.25 Multimedia could purchase up to 2,040,816 shares constituting approximately 7.32% of the total number of issued and outstanding shares of our common stock as of May 31, 2007 .

6. Tendering shareholders who are tendering shares held in their name or who tender their shares directly to the Depositary (as defined in the Offer to Purchase) will not be obligated to pay any brokerage commissions or fees to Multimedia or the Dealer Manager (as defined in the Offer to Purchase), solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Multimedia’s purchase of shares under the tender offer.

7. If you wish to tender portions of your shares at different prices, you must complete and submit a separate Letter of Transmittal for each price at which you wish to tender such portion of your shares.

8. If you are a shareholder owning beneficially or of record an aggregate of fewer than 100 shares (an “Odd Lot Holder”) and you tender your shares at or below the purchase price before the expiration of the tender offer and check the box captioned “Odd Lots” on the attached Letter of Transmittal, Multimedia will accept all such shares for purchase before proration, if any, on the purchase of other shares properly tendered at or below the purchase price and not properly withdrawn.

Your prompt action is requested. Please note that the tender offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday July 10, 2007, unless the tender offer is extended.

If you wish to condition your tender upon the purchase of all shares tendered or upon Multimedia’s purchase of a specified minimum number of the shares which you tender, you may elect to do so and thereby avoid possible proration of your tender. Multimedia’s purchase of shares from all tenders which are so conditioned will be determined by random lot. To elect such a condition complete the box entitled “Conditional Tender” in the attached Letter of Transmittal.

The tender offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of common stock of Multimedia. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Multimedia residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

On May 25, 2007, the last full trading day prior to announcement of the tender offer, the last reported sale price of our common stock on the Nasdaq Global Select Market was $11.87 per share. On June 7, 2007, the last full day prior to the announcement of the commencement of the tender offer, the last reported sales price of Multimedia’s common stock on The Nasdaq Global Select Market was $12.36. Any shareholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay “odd lot” discounts.

If you have any questions regarding the tender offer or requests for assistance in tendering your shares, please contact Bear, Stearns & Co. Inc., the Dealer Manager for the tender offer, at (866) 897-6798 (toll-free) or MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.

Very truly yours,

Clifton E. Lind

President and Chief Executive Officer